Filed by Steadfast Apartment REIT, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Income REIT, Inc.

Commission File No.: 000-54674

The following is the script of a recorded message sent to stockholders of Steadfast Income REIT, Inc. on January 3, 2020

Hello,

My name is Ella Neyland, the president for Steadfast Income REIT. We are calling with an important message regarding the pending merger between Steadfast Income REIT and Steadfast Apartment REIT. As a stockholder, you should have received important materials regarding the upcoming 2020 Special Meeting of Stockholders to vote on the merger, which will take place on March 2, 2020. The proxy materials contain information regarding the transaction along with instructions on how to vote. Please review the materials and vote your proxy as soon as possible. Your vote is very important no matter how many shares you own. We strongly recommend that you vote in favor of the transaction. Once your shares are voted, your name will be removed from any future contact related to this meeting. Thank you for your time and your vote.

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, STAR filed two Registration Statements on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which have each been declared effective by the SEC. One registration statement contains a proxy statement of SIR and also constitutes a prospectus for STAR. The other registration statement contains a proxy statement of STAR III and also constitutes a prospectus of STAR. The applicable proxy statement/prospectus have been mailed to SIR’s and STAR III’s respective stockholders. WE URGE INVESTORS TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT

DOCUMENTS FILED BY STAR, SIR AND STAR III, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGERS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT STAR, SIR, STAR III AND THE PROPOSED MERGERS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials are available free of charge by accessing STAR’s website, by accessing SIR’s website, or by accessing STAR III’s website (each at www.steadfastreits.com).

PARTICIPANTS IN THE SOLICITATION: STAR, SIR, STAR III and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the STAR’s directors and executive officers is available in STAR’s Annual Report on Form 10-K filed with the SEC on March 14, 2019. Information about SIR’s directors and executive officers is available in SIR’s Annual Report on Form 10-K filed with the SEC on March 15, 2019. Information about STAR III’s directors and executive officers is available in STAR III’s Annual Report on Form 10-K filed with the SEC on March 15, 2019. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the applicable proxy statement/prospectus for STAR, SIR and STAR III and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the applicable proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of the applicable documents from the STAR, SIR or STAR III as indicated above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS: This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. SIR, STAR and STAR III can give no assurances that their expectations will be attained. Factors that could cause actual results to differ materially from SIR’s, STAR’s or STAR III’s expectations include, but are not limited to, the risk that the proposed mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability to obtain the stockholder approvals with respect to SIR and STAR III or the failure to satisfy the other conditions to completion of the proposed mergers; risks related to disruption of management’s attention from the ongoing business operations due to the proposed mergers; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of STAR, SIR or STAR III; and other factors, including those set forth in the Risk Factors section of SIR’s, STAR’s and STAR III’s most recent Annual Reports on Form 10-K filed with the SEC and other reports filed by SIR, STAR and STAR III with the SEC, copies of which are available on the SEC’s website, www.sec.gov. SIR, STAR and STAR III undertake no obligations to update these statements for revisions or changes after the date of this communication, except as required by law.